Exhibit A

Ceragon Board of Directors Ceragon Networks Ltd. Nitzba City, Plot 300, Uri Ariav St. Bldg. A, 7th floor, PO Box 112 Rosh Ha’Ayin Israel, 4810002

CONFIDENTIAL

August 8, 2022

To:
Mr. Peter A. Smith
President and CEO
Aviat Networks, Inc.

Via email & Courier

Dear Peter,

The Ceragon Board of Directors (“Board”), in consultation with its financial and legal advisors, has carefully reviewed your revised unsolicited indication of interest.

The Board unanimously concluded that it significantly undervalues the Company and is not in the best interest of Ceragon and its shareholders.

Sincerely yours,

Ceragon Board of Directors
Ceragon Networks Ltd.